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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          -----------------------------

                                   SCHEDULE TO
                                (AMENDMENT NO. 1)

                                (FINAL AMENDMENT)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           ---------------------------

                             LCC INTERNATIONAL, INC.
                       (Name of Subject Company (Issuer))

                           ---------------------------

                             LCC INTERNATIONAL, INC.
                        (Name of Filing Person (Offeror))

                           ---------------------------

                       OPTIONS UNDER AMENDED AND RESTATED
                   LCC INTERNATIONAL, INC. 1996 EMPLOYEE STOCK
                  OPTION PLAN TO PURCHASE CLASS A COMMON STOCK,
      PAR VALUE $.01 PER SHARE, HAVING AN EXERCISE PRICE OF $10.50 OR MORE
                         (Title of Class of Securities)

                           ---------------------------

                                   501810 10 5
                      (CUSIP Number of Class of Securities)
                        (Underlying Class A Common Stock)

                            ------------------------

                             C. THOMAS FAULDERS, III
                             CHAIRMAN OF THE BOARD
                           AND CHIEF EXECUTIVE OFFICER
                             LCC INTERNATIONAL, INC.
                             7925 JONES BRANCH DRIVE
                             MCLEAN, VIRGINIA 22102
                                 (703) 873-2000
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing person)

                                    Copy to:
                            RICHARD J. PARRINO, ESQ.
                             HOGAN & HARTSON L.L.P.
                              8300 GREENSBORO DRIVE
                             MCLEAN, VIRGINIA 22102
                                 (703) 610-6100


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                            CALCULATION OF FILING FEE

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            Transaction valuation*            Amount of filing fee
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
                  $6,182,171                        $1,237**
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


* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,583,441 shares of Class A common stock of LCC International, Inc. having an aggregate value of $6,182,171 as of October 15, 2001 will be exchanged pursuant to this offer. Such options include options granted since May 15, 2001 which option holders participating in the exchange must tender in the offer to the extent that the exercise prices of those options are lower than the lowest exercise price of any other options tendered by the option holder. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

**   Previously paid.

[] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  Not applicable.
     Form or Registration No.:Not applicable.
     Filing party:            Not applicable.
     Date filed:              Not applicable.

[] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]       third party tender offer subject to Rule 14d-1.
     [X]       issuer tender offer subject to Rule 13e-4.
     [ ]       going-private transaction subject to Rule 13e-3.
     [ ]       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

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           This Amendment No. 1 and Final Amendment to Tender Offer Statement on
Schedule TO reports the results of the offer by LCC International, Inc., a Delaware corporation (the "Company"), to exchange options outstanding under the Amended and Restated LCC International, Inc. 1996 Employee Stock Option Plan
(the "1996 Plan") held by eligible employees to purchase shares of the Company's Class A common stock, par value $.01 per share (the "Common Stock"), having an exercise price of $10.50 or more (the "Options") for new options (the "New Options") to purchase shares of the Common Stock to be granted under the 1996 Plan upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, the "Offer"), attached as Exhibit (a)(2) to the initial Schedule TO.

ITEM 4.    TERMS OF THE TRANSACTION.

           Item 4 is hereby amended and supplemented as follows:

           The Offer expired on November 20, 2001. The Company has accepted for exchange pursuant to the Offer Options to purchase 1,463,050 shares of the Common Stock. Subject to the terms and conditions of the Offer, the Company will grant New Options to purchase an aggregate of 731,547 shares of Common Stock in exchange for such tendered Options. The Company will promptly send each option holder whose Options have been accepted for exchange a letter, substantially in the form of Exhibit (a)(8) to the initial Schedule TO, indicating the number of shares subject to the Options that have been accepted for exchange, the corresponding number of shares of Common Stock that will be subject to the New Options and the expected grant date of the New Options.

ITEM 12.   EXHIBITS.

           (a)(1)  Offer to Exchange, dated October 16, 2001.*

           (a)(2)  Form of Letter of Transmittal.*

           (a)(3)  Form of Initial Letter to All Employees.*

           (a)(4)  Form of Summary of Outstanding Options.*

           (a)(5)  Form of Initial Letter to Eligible Option Holders.*

           (a)(6)  Form of Subsequent Letter to Eligible Option Holders.*

           (a)(7)  Form of Reminder Letter to Eligible Option Holders.*

           (a)(8)  Form of Letter to Tendering Option Holders.*

           (a)(9)  Script for Conference Call with Eligible Option Holders.*

           (a)(10) Text of Employee Workshop Slide Presentation to Eligible Option Holders.*

           (a)(11) Form of Confirmation Letter to Eligible Option Holders.*

           (a)(12) LCC International, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

           (a)(13) LCC International, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 14, 2001 and incorporated herein by reference.

           (b) Not applicable.

           (d)(1) Amended and Restated LCC International, Inc. 1996 Employee Stock Option Plan. Filed as Exhibit 4.6 to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 and incorporated herein by reference.

           (d)(2) Form of Grant Letter with attached LCC International, Inc. 1996 Employee Stock Option Plan, As Amended,
                   Non-Incentive Option Agreement Terms and Conditions.*

           (g) Not applicable.

           (h) Not applicable

-------------------------------
        *  Previously filed.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


                                           LCC International, Inc.

                                          /s/ C. Thomas Faulders, III
                                          -----------------------------------
                                           C. Thomas Faulders, III
                                           Chairman of the Board of Directors
                                              and Chief Executive Officer


Date:   November 28, 2001

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                                INDEX TO EXHIBITS


EXHIBIT
NUMBER             DESCRIPTION
------------------------------
(a)(1)    -  Offer to Exchange, dated October 16, 2001.*

(a)(2)    -  Form of Letter of Transmittal.*

(a)(3)    -  Form of Initial Letter to All Employees.*

(a)(4)    -  Form of Summary of Outstanding Options.*

(a)(5)    -  Form of Initial Letter to Eligible Option Holders.*

(a)(6)    -  Form of Subsequent Letter to Eligible Option Holders.*

(a)(7)    -  Form of Reminder Letter to Eligible Option Holders.*

(a)(8)    -  Form of Letter to Tending Option Holders.*

(a)(9)    -  Script for Conference Call with Eligible Option Holders.*

(a)(10)   -  Text of Employee Workshop Slide Presentation to Eligible Option Holders.*

(a)(11)   -  Form of Confirmation Letter to Eligible Option Holders.*

(a)(12)   -  LCC International, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange
             Commission on April 2, 2001 and incorporated herein by reference.

(a)(13)   -  LCC International, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001, filed with the Securities and Exchange
             Commission on August 14, 2001 and incorporated herein by reference.

(d)(1)   -   Amended and Restated LCC International, Inc. 1996 Employee Stock Option Plan.
             Filed as Exhibit 4.6 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and incorporated herein by reference.

(d)(2)   -   Form of Grant Letter with attached LCC International, Inc. 1996 Employee Stock
             Option Plan, As Amended, Non-Incentive Option Agreement Terms and Conditions.*

-----------------------
*  Previously filed.